EXHIBIT 4.8

FEISHANG GROUP LIMITED

March 30, 2021

China Natural Resources, Inc.

Room 2205, 22/F, West Tower

Shun Tak Centre

168-200 Connaught Road Central,

Sheung Wan, Hong Kong

Dear Sirs,

Confirmation of Financial Support to China Natural Resources, Inc.

On behalf of Feishang Group Limited, we hereby confirm that we will extend continuous financial support to China Natural Resources, Inc. and its subsidiaries, in relation to the going concern of their operations and will not recall any amounts due to us until they have sufficient liquidity to finance its operations.

Yours faithfully,

/s/ LI Feilie

LI Feilie

Sole Director

Feishang Group Limited